Exhibit 99.6

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Updated Preliminary Economic Assessment, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated September 21, 2021, with an effective date of December 31, 2019 (the “Technical Report”). The previous report was titled “Preliminary Economic Assessment, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated October 19, 2020 with an effective date of December 31, 2019

I, Jarek Jakubec, C.Eng., FIMMM, do hereby certify that:

1)	I am a Practice Leader/Corporate Consultant with SRK Consulting (Canada) Inc., with an office at Suite 2200 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.

2)	I am a graduate of the Mining University in Ostrava, Czech Republic with a MSc. in Mining Geology (1984). I have practiced my profession continuously since 1984 and I have 36 years’ experience in mining. I have been involved in project management, mine design, due diligence studies, geological and geotechnical modeling around the world. I have direct operational experience from mines in Canada and South Africa and have been involved in caving or sublevel caving mines and studies in Canada, United States, Chile, South Africa, Australia, Indonesia, Papua New Guinea, China, Kazakhstan, Russia, Serbia, Peru, Colombia, Brazil, Sweden, Ghana, Mali, Guyana and Mongolia. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.

3)	I am a registered Chartered Engineer (No. 509147) and Fellow of the Institute of Materials, Minerals and Mining in the United Kingdom.

5)	I have read the definition of “Qualified Person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6)	As a Qualified Person, I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7)	I accept professional responsibility for portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8)	I have had prior involvement with the subject property in the form of previous technical economic studies undertaken as a consultant with SRK Consulting (Canada) Inc.

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith.

10)	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 28th day of September 2021 in Vancouver, British Columbia, Canada.

[“original signed”]

_____________________________________________

Jarek Jakubec, C.Eng., FIMMM

 Practice Leader/Corporate Consultant (Mining & Geology)

 SRK Consulting (Canada) Inc.